UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras processes feedstock of 100% renewable raw materials at its Riograndense Refinery

—

Rio de Janeiro, November 8, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that the Riograndense Petroleum Refinery (RPR) has reached a historic milestone by processing 100% soybean oil in an industrial refining unit for the first time. The test, carried out between the end of October and the beginning of November, opens a new world frontier for biorefining.

The technology, developed at Petrobras' Research, Development and Innovation Center (CENPES), makes it possible to use 100% renewable raw materials as feedstock, with process and catalyst innovations, generating fully renewable petrochemical products. The processing of 100% renewable raw materials in a fluid catalytic cracking (FCC) unit is the first in the world.

With the success of the test, RPR, located in Rio Grande (RS), is preparing for the production of petrochemical inputs and renewable fuels such as LPG, maritime fuels, propylene and bioaromatics (BTX - benzene, toluene and xylene), used in the synthetic rubber, nylon and PVC industries. It was also identified that the BTX concentration levels achieved using catalysts are capable of meeting the levels required to formulate high-performance, practically sulphur-free gasoline.

The catalysts used in the test are from the ReNewFCC line and were produced in partnership with Fábrica Carioca de Catalisadores (FCC SA), a joint venture between Petrobras and Ketjen, which produces catalysts and additives for the refining industry.

For the Petrobras’ CEO, Jean Paul Prates, the energy transition is a path of no return for the company: "We are making typical oil products from vegetable oil. It's innovation and energy transition combined for the benefit of Brazil. Petrobras is once again leading major technical, economic and social transformation processes, with global repercussions”.

The test was made possible by a cooperation agreement signed in May 2023 between the companies that have a stake in the RPR (Petrobras, Braskem and Ultra). The agreement provided for the use of the refinery's units to carry out the test using technologies developed by CENPES.

The industrial test began in the last week of October, when RPR received a loading of 2,000 tons of soybean oil and carried out a maintenance stoppage to prepare the fluid catalytic cracking (FCC) unit to receive and process the raw material, according to CENPES' specifications and guidelines. On November 1st, the processing of the 100% renewable feedstock began, proving the viability of the operation.

A second test is already scheduled for June 2024, which will be through the co-processing of mineral feedstock with bio-oil (advanced raw material from non-food biomass), generating propylene, gasoline and diesel, all with renewable content. Petrobras is investing around R$ 45 million to enable the completion of the renewable feedstock processing development. The investment in the test was made in compliance with the National Petroleum Agency's RD&I clauses.

With the stage of proving the technology completed on an industrial scale, RPR will be able to explore business alternatives for the production of renewable products, and Petrobras will have new alternatives to evaluate in the future in its own refineries, in addition to the projects already underway related to co-processing for the production of renewable diesel and dedicated units for the production of bio-jet fuel and renewable diesel.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer